Exhibit 99.1

2 March 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech Expands MTX110 DIPG Programme

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce that it has received regulatory and ethics approval to commence a further exploratory Phase I study for its MTX110 drug for diffuse midline glioma brain tumours, to be conducted at Columbia University in New York.

The Columbia study will administer MTX110 via a small subcutaneously implanted pump sited in the abdominal wall, that infuses MTX110 directly to the brain tumour via tubing routed under the skin to the base of the brain. The Convection Enhanced Delivery (“CED”) system is designed to facilitate chronic infusion of intracerebral chemotherapy directly into the brain. Such a fully internalized sterile infusion system will allow extended duration of chronic infusions from days to weeks, supporting the rationale and feasibility for prolonged infusion in the outpatient setting. This exploratory study is to be conducted in five patients, with a duration of approximately one year.

This Columbia study is in addition to the ongoing safety and dose finding Phase I study at UCSF, using an alternative administration system, which has shown good tolerability and is due to complete later this year. These studies, together with an EU funded study which is expected to commence later in 2020 (subject to grant finalisation), means there will potentially be three studies evaluating the effects of MTX110.

Diffuse midline glioma refers to tumours that have certain characteristics and are located along the midline of the brain and body. These tumours are extremely aggressive, tending to spread out and invade neighbouring tissue throughout the brainstem. They primarily affect children, but can occasionally be found in adults as well.

CED is a relatively new technique for delivering chemotherapy drugs directly into brain (and other) tumours. CED has an ability to bypass the blood-brain barrier, the membrane that controls which substances can pass from the blood into the brain. This is particularly appropriate for high grade tumours that cannot be operated on due to their location or cannot be removed completely, including brain tumours such as diffuse midline glioma in children.

Commenting Stergios Zacharoulis, Department of Paediatrics, Columbia University, said: “Here at Columbia University we are constantly looking for more effective ways to target chronic, difficult to treat conditions. Midatech’s MTX110 has shown potential leading to this exploratory study of the drug for treating diffuse midline glioma brain tumours. We look forward to the commencement of the study and announcing the results in due course.”

Commenting Craig Cook, CEO of Midatech said: “We are delighted to have received approval for this study, which together with our other ongoing studies provides additional routes of administration and dosing regimes for MTX110. These childhood brain tumours are devastating diseases with very limited treatment options, and we look forward to continuing our development of MTX110 as an effective therapy that can make a difference for these patients.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR)

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO Stephen Stamp, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Joseph Green/ Laine Yonker Tel: (646) 653-7030/ 7035 jgreen@edisongroup.com / lyonker@edisongroup.com

About MTX110

MTX110 Powder for Concentrate for Solution for Infusion is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumor. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor).  The currently available oral formulation of panobinostat lactate (FarydakR) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations.  MTX110 takes the known active HDACi panobinostat (which is available in oral form only), and solubilises it into liquid form using Midatech's MidaSolve technology. This increases available routes of administration for panobinostat and is essential because the drug does not cross the blood-brain barrier effectively when given orally. MTX110 can therefore be delivered directly to a patient's tumour via a catheter system (Convection Enhanced Delivery, or "CED"), infused into and around the tumour under pressure, thereby bypassing the blood-brain barrier. This technique allows for high drug concentrations to be delivered to the tumour while simultaneously minimising systemic toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG tumour cells in in vitro and in vivo models, and in a key study it was the most effective of 83 anticancer agents tested in several patient DIPG cell lines.

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the potential treatment options for MTX110 and the development of the programme.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.